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Exhibit (a)(2)(xlvii)

NOTICE OF PENSION FUND BLACKOUT PERIOD
Under SEC Regulation BTR

To:    Igor Landau
          Dick Markham
          Patrick Langlois
          Frank Douglas
          Heinz-Werner Meier
          Thierry Soursac
          Dirk Oldenburg
          Michel Finance

NOTICE—This is to advise you of a change in the dates of the upcoming "Blackout Period" of which you were notified previously in connection with the current offer by Sanofi-Synthelabo S.A. to acquire Aventis (the "Offer"). The change is due to the extension of the expiration date of the Offer from June 30, 2004, to July 30, 2004. There are no other material changes in the information contained in the prior notice.

During the Blackout Period, you will be prohibited by law from trading certain Aventis ordinary shares ("Aventis Shares") and Aventis American Depositary Shares ("ADSs") that you own.

The restrictions on trading will apply to all Aventis Shares or ADSs that you acquire or acquired in connection with your employment as a director or executive officer of Aventis.

The Blackout Period is expected to begin on July 26, 2004, and is expected to end on or about August 20, 2004. More precisely, the Blackout Period will end on the date that (i) Aventis ADSs tendered on behalf of participants in the "Plans" (defined below") are returned to the Plan trustees (if the Offer is not successful), or (ii) the Plan trustees receive Sanofi-Aventis ADSs in exchange for such tendered Aventis ADSs (if the Offer is successful).

Reason for the Blackout Period

In connection with the Offer, participants in some of the various retirement plans for Aventis U.S. employees (the "Plans") will be permitted to instruct the Plans' trustees whether to tender ADSs allocated to their respective Aventis ADR Fund accounts in the Plans (the "ADR Funds"). To permit the trustees of the Plans to administer this "pass through" of the Offer, participant transactions in the affected ADR Funds must be suspended for a brief period near the closing of the Offer period and/or any extension thereof (the "Blackout Period").

Plan Transactions Affected

During the Blackout Period, Plan participants will be unable to make new investments in the ADR Funds or exchange account balances between the ADR Funds and other investment funds offered by the Plans. In addition, account balances in the ADR Funds will not be available for loans, withdrawals, or distributions from the Plans.

Your Transactions Affected

Under the U.S. Sarbanes-Oxley Act, during the Blackout Period it will be unlawful for you, directly or indirectly, to purchase, sell, or otherwise acquire or transfer any Aventis Shares or ADSs that you acquire or acquired in connection with your employment as a director or executive officer of Aventis. Among other things, this means that during the Blackout Period you may not exercise Aventis stock options you acquired after you became a director or executive officer of Aventis.

Penalty

If you engage in a prohibited transaction during the Blackout Period, Aventis has the legal right to recover from you any profit you realize from any such transaction, regardless of your intentions. Aventis or any Aventis shareholder may initiate a lawsuit to enforce this requirement. For this purpose, profit is computed as the amount by which the benefit you receive exceeds the benefit you would have been received if the transaction had occurred immediately following the Blackout Period.

Inquiries

Inquiries regarding the Blackout Period should be directed to:

Owen Ball, Senior Corporate Counsel
Aventis Inc.
300 Somerset Corporate Blvd.
Mail Code SC3-820A
Bridgewater, NJ 08807-2854
Telephone: 908-243-6262; Fax: 908-243-7083
E-mail: owen.ball@aventis.com

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NOTICE OF PENSION FUND BLACKOUT PERIOD Under SEC Regulation BTR